BYLAWS OF
VON PERRY INC.
A Delaware Corporation

ARTICLE 1. OFFICES

SECTION 1. PRINCIPAL OFFICE
The location of the principal office of the corporation will be within the state of Texas at an address fixed by the board of directors. The secretary of this corporation will keep a copy of the corporation's Articles of Incorporation (or similar incorporating document), these bylaws, minutes of directors' and shareholders' meetings, stock certificates and stubs, a register of the names and interests of the corporation's shareholders, and other corporate records and documents at the principal office.

SECTION 2. OTHER OFFICES
The corporation may have offices at other locations as decided by its board of directors or as its business may require.

ARTICLE 2. SHAREHOLDERS' MEETINGS

SECTION 1. PLACE OF MEETINGS
Meetings of shareholders shall be held at the principal office of the corporation or at other locations as may be decided by the board of directors.

SECTION 2. ANNUAL MEETINGS
The annual meeting of the shareholders will be held each year on and at the following date and time: 1st Tuesday in February. At the annual shareholders' meeting, shareholders will elect a board of directors and transact any other proper business. If this date falls on a legal holiday, then the meeting shall be held on the following business day at the same time.

SECTION 3. SPECIAL MEETINGS
Special meetings of the shareholders may be called by the individuals authorized to do so under the state's corporation statutes.

SECTION 4. NOTICES OF MEETINGS
Notices of meetings, annual or special, must be given in writing to shareholders entitled to vote at the meeting by the secretary or an assistant secretary or, if there is no such officer, by any director or shareholder.

Notices of shareholders' meetings must be given either personally or by first-class mail or other means of written communication, addressed to the shareholder at the address of the shareholder appearing on the stock register of the corporation or given by the shareholder to the corporation for the purpose of notice. Notice of a shareholders' meeting must be given to each shareholder no less than 30 days prior to the meeting.

This notice will state the place, date, and hour of the meeting and the general nature of the business to be transacted. The notice of an annual meeting and any special meeting at which directors are to be elected will include the names of the nominees that, at the time of the notice, the board of directors intends to present for election.

SECTION 5. WAIVER OF NOTICE
The transactions of any meeting of shareholders, however called and noticed, and wherever held, are as valid as though undertaken at a meeting duly held after regular call and notice, if a quorum is present, whether in person or by proxy, and if, either before or after the meeting, each of the persons entitled to

meeting or an approval of the minutes thereof. If the waiver does not include an approval of the minutes of the meeting, it must state the general nature of the business of the meeting. All such waivers, consents, and approvals will be filed with the corporate records or made a part of the minutes of the meeting.

SECTION 6. LIST OF SHAREHOLDERS

Prior to any meeting of shareholders, the secretary of the corporation will prepare an alphabetical list of shareholders entitled to vote at the meeting that shows the address of each shareholder and number of shares entitled to vote at the meeting. This list will be available for inspection at the principal office of the corporation by any shareholder within a reasonable period prior to each meeting and be made available for inspection at the meeting on request of any shareholder at the meeting.

SECTION 7. QUORUM AND VOTING

Every shareholder entitled to vote is entitled to one vote for each share held, except as otherwise provided by law. A shareholder entitled to vote may vote part of his or her shares in favor of a proposal and refrain from voting the remaining shares or vote them against the proposal. If a shareholder fails to specify the number of shares he or she is affirmatively voting, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares the shareholder is entitled to vote.

A majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum at a meeting of shareholders. If a quorum is present, the affirmative vote of the majority of shareholders represented at the meeting and entitled to vote on any matter will be the act of the shareholders, unless the vote of a greater number is required by law.

The shareholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action is approved by at least a majority of the shares required to constitute a quorum.

Notwithstanding other provisions of this section of the bylaws, if permitted by law and not prohibited by provision of the corporation's Articles of Incorporation (or similar incorporating document), shareholders may cumulate votes for the election of directors as provided in this paragraph. If permitted to cumulate votes in an election, a shareholder must state his or her intention to cumulate votes after the candidates' names have been placed in nomination at the meeting and before the commencement of voting for the election of directors. Once a shareholder has stated his or her intention to cumulate votes, all shareholders entitled to vote must cumulate their votes in the election for directors. A shareholder cumulates votes by giving one candidate a number of votes equal to the number of directors to be elected multiplied by the number of his or her shares or by distributing these votes on the same principle among any number of candidates as he or she decides. The candidates receiving the highest number of votes, up to the number of directors to be elected, are elected. Votes cast against a candidate or which are withheld will have no effect in the cumulative voting results.

In any election for directors at a shareholders' meeting, on the request of any shareholder made before the voting begins, the election of directors will be by ballot rather than by voice vote.

SECTION 8. PROXIES

Every person entitled to vote shares may authorize another person or persons to act by proxy with respect to those shares by filing a proxy with the secretary of the corporation. For purposes of these bylaws, a "proxy" is a written authorization signed by a shareholder or the shareholder's attorney-in-fact giving another person or persons power to vote with respect to the shares of the shareholder. Every proxy continues in full force and effect until the expiration of any period specified in the proxy or until revoked by the person executing it, except as otherwise provided by law.

SECTION 9. ACTION WITHOUT MEETING

Any action that may be taken at any annual or special meeting of shareholders, except for the election of

ARTICLE 3. DIRECTORS

SECTION 1. POWERS

The business and affairs of the corporation will be managed by, or under the direction of, its board of directors.

SECTION 2. NUMBER

The Board can have up to eleven (15), but no fewer than three (3), members. Originally the Board will have five (3) members. The number of Board members may be increased by the affirmative vote of a majority of the then serving Board of Directors. A Board member need not be a resident of the State of Texas. All Board members must be at least 21 years of age.

SECTION 3. ELECTION AND TENURE OF OFFICE

New and renewing Board members shall be approved by a majority of those Board members at a Board meeting at which a quorum is present.

3.1   Term of Board. All appointments to the Board shall be for three year terms. Board members may be re-elected, with no term limits.

SECTION 4. RESIGNATION AND VACANCIES

Any director may resign, effective on giving written notice to the chairperson of the board of directors, the president, the secretary, or the board of directors, unless the notice specifies a later time for the effectiveness of the resignation. If the resignation is effective at a later time, a successor may be elected to take office when the resignation becomes effective.

A vacancy on the board of directors exists in the case of death, resignation, or removal of any director or in case the authorized number of directors is increased, or in case the shareholders fail to elect the full authorized number of directors at any annual or special meeting of the shareholders at which directors are elected. The board of directors may declare vacant the office of a director who has been declared of unsound mind by an order of court or who has been convicted of a felony.

Vacancies on the board may be filled by the remaining board members unless a vacancy is required by law to be filled by approval of the shareholders. Each director approved to fill a vacancy on the board holds that office until the next annual meeting of the shareholders and until his or her successor has been elected and qualified.

SECTION 5. PLACE OF MEETINGS

Meetings of the board of directors may be held at any place, within or without the state, that has been designated in the notice of the meeting or, if not stated in the notice or if there is no notice, at the principal office of the corporation or as may be designated from time to time by resolution of the board of directors. Meetings of the board may be held through use of conference telephone, computer, electronic video screen communication, or other communications equipment, so long as all of the following apply:

(a) Each member participating in the meeting can communicate with all members concurrently.

(b) Each member is provided the means of participating in all matters before the board, including the capacity to propose, or to interpose, an objection to a specific action to be taken by the corporation.

(c) The corporation adopts and implements some means of verifying both of the following:

(1) A person communicating by telephone, computer, electronic video screen, or other communications equipment is a director entitled to participate in the board meeting.

(2) All statements, questions, actions, or votes were made by that director and not by another person.

An annual meeting of the board of directors will be held immediately after and at the same place as the annual meeting of the shareholders.

Other regular meetings of the board of directors will be held at the times and places fixed from time to time by the board of directors.

SECTION 7. SPECIAL MEETINGS

Special meetings of the directors may be called by the individuals authorized to do so under the state's corporation statutes.

SECTION 8. NOTICES OF MEETINGS

Notices of directors' meetings, whether annual, regular, or special, will be given in writing to directors by the secretary or an assistant secretary or, if there be no such officer, by any director.

Notices of directors' meetings will be given either personally or by first-class mail or other means of written communication, addressed to the director at the address of the director appearing on the records of the corporation or given by the director to the corporation for the purpose of notice. Notice of a directors' meeting will be given to each director at least two weeks prior to the meeting, unless a greater period is required under the state corporation statutes for giving notice of a meeting.

This notice will state the place, date, and hour of the meeting, and the general nature of the business to be transacted.

SECTION 9. WAIVER OF NOTICE

The transactions of any meeting of the board, however called and noticed or wherever held, are as valid as though undertaken at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding the meeting, or an approval of the minutes of that meeting. If the waiver does not include an approval of the minutes of the meeting, it will state the general nature of the business of the meeting. All such waivers, consents, and approvals will be filed with the corporate records or made a part of the minutes of the meeting.

SECTION 10. QUORUM AND VOTING

A quorum for all meetings of the board of directors consists of a majority of the authorized number of directors.

Except as otherwise required under state corporate statutes, every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present is the act of the board.

SECTION 11. ACTION WITHOUT MEETING

Any action required or permitted to be taken by the board may be taken without a meeting, if all members of the board individually or collectively consent in writing to that action. Such written consents will be filed with the minutes of the proceedings of the board. Such action by written consent has the same force and effect as a unanimous vote of the directors.

SECTION 12. COMPENSATION

No salary will be paid directors, as such, for their services but, by resolution, the board of directors may allow a reasonable fixed sum and expenses to be paid for attendance at regular or special meetings. Nothing contained herein prevents a director from serving the corporation in any other capacity and receiving compensation for it. Members of special or standing committees may also be allowed compensation for attendance at meetings.

ARTICLE 4. OFFICERS

The officers of the corporation include a president, a secretary, and a treasurer, or officers with different titles that perform the duties of these offices as described in Sections 2 though 4 of this Article. Except as otherwise provided under state corporate statutes, any number of these offices may be held by the same person. The corporation may also appoint other officers with such titles and duties as determined by the board of directors.

SECTION 2. PRESIDENT

The president (or chief executive officer or alternately titled chief corporate officer designated by the board of directors) has general supervision, direction, and control of the day-to-day business and affairs of the corporation, subject to the direction and control of the board of directors. He or she presides at all meetings of the shareholders and directors and is an ex officio member of all the standing committees, including any executive committee of the board, and has the general powers and duties of management usually vested in the office of president or chief executive officer of a corporation and other powers and duties as may from time to time be prescribed by the board of directors or these bylaws.

SECTION 3. SECRETARY

The corporate secretary (or other corporate officer designated by the board of directors to maintain and keep corporate records) will keep, or cause to be kept, at the principal office of the corporation, a book of minutes of all meetings of directors and shareholders. The minutes will state the time and place of holding of all meetings; whether regular or special, if special, how called or authorized; the notice given or the waivers of notice received; the names of those present at directors' meetings; the number of shares present or represented at shareholders' meetings; and an account of the proceedings.

He or she will keep, or cause to be kept, at the principal office of the corporation, or at the office of the corporation's transfer agent, a share register, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for shares, and the number and date of cancellation of every certificate surrendered for cancellation.

He or she will keep, or cause to be kept, at the principal office of the corporation, the original or a copy of the bylaws of the corporation, as amended or otherwise altered to date, certified by him or her.

He or she will give, or cause to be given, notice of all meetings of shareholders and directors required to be given by law or by the provisions of these bylaws. He or she will prepare, or cause to be prepared, an alphabetical listing of shareholders for inspection prior to and at meetings of shareholders as required by Article 2, Section 6, of these bylaws.

He or she has charge of the seal of the corporation and has such other powers and may perform such other duties as may from time to time be prescribed by the board or these bylaws.

SECTION 4. TREASURER

The treasurer (or other officer designated by the board of directors to serve as chief financial officer of the corporation) will keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation.

He or she will deposit monies and other valuables in the name and to the credit of the corporation with the depositories designated by the board of directors. He or she will disburse the funds of the corporation in payment of the just demands against the corporation; will render to the president and directors, whenever they request it, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation; and have such other powers and perform such other duties as may from time to time be prescribed by the board of directors.

SECTION 5. APPOINTMENT, REMOVAL, AND RESIGNATION

All officers of the corporation will be approved by, and serve at the pleasure of, the board of directors. An officer may be removed at any time, either with or without cause, by written notification of removal by the board. An officer may resign at any time on written notice to the corporation given to the board, the

the rights, if any, of the officer or the corporation under any contract of employment to which the officer is a party.

ARTICLE 5. EXECUTIVE COMMITTEES

SECTION 1. REGULAR AND EXECUTIVE COMMITTEES OF THE BOARD
The board may designate one or more regular committees to report to the board on any area of corporate operation and performance.

To the extent allowed under state corporate statutes, the board also may designate and delegate specific decision-making authority to one or more executive committees, each consisting of two or more directors, that have the authority of the board to approve corporate decisions in the specific areas designated by the board.

ARTICLE 6. CORPORATE RECORDS AND REPORTS

SECTION 1. INSPECTION BY SHAREHOLDERS AND DIRECTORS
The corporate secretary will make available within a reasonable period after a request for inspection or copying made by a director or shareholder or a director's or shareholder's legal representative the Articles of Incorporation (or similar organizing document) as amended to date; these bylaws as amended to date; minutes of proceedings of the shareholders and the board and committees of the board; the share register of the corporation, its accounting books, and records; and any other corporate records and reports. The requested records will be made available for inspection and copying at the principal office of the corporation within business hours. Any copying costs incurred by the corporation necessary to comply with a request for copies of records may be collected by the secretary from a requesting shareholder; the corporation assumes the cost of copies made for a requesting director.

SECTION 2. ANNUAL REPORTS TO SHAREHOLDERS
The secretary will mail a copy of any annual financial or other report to shareholders on the secretary's own initiative or on request made by one or more shareholders as may be required by state corporate statutes.

ARTICLE 7. INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

SECTION 1. INDEMNIFICATION
The directors and officers of the corporation will be indemnified by the corporation to the fullest extent permitted under law.

SECTION 2. INSURANCE
The corporation has the power to purchase and maintain insurance on behalf of any director or officer against any liability asserted against or incurred by the agent in that capacity or arising out of the agent's status as such, whether or not the corporation has the power to indemnify the agent against that liability under law.

ARTICLE 8. SHARES

SECTION 1. CERTIFICATES
Non-Certificated Shares. Except as otherwise required by applicable law or the rules of any exchange on which the Trust's securities are listed, the Trust shall not issue share certificates and no Shareholder shall have the right to demand or require that a certificate be issued to him, her or it.

SECTION 2. TRANSFER OF SHARES
On surrender to the secretary or transfer agent of the corporation of a certificate for shares duly endorsed

secretary of the corporation to issue a new certificate to the person entitled to it, to cancel the old certificate, and to record the transaction on the share register of the corporation.

SECTION 3. RECORD DATE

The board of directors may fix a time in the future as a record date for the determination of the shareholders entitled to notice of and to vote at any meeting of shareholders or entitled to receive payment of any dividend or distribution, or any allotment of rights, or to exercise rights with respect to any other lawful action. The record date so fixed will conform to the requirements of state law. When a record date is so fixed, only shareholders of record on that date are entitled to notice of and to vote at the meeting, or to receive the dividend, distribution, or allotment of rights, or to exercise their rights, notwithstanding any transfer of any shares on the books of the corporation after the record date.

ARTICLE 9. AMENDMENT OF BYLAWS

SECTION 1. BY SHAREHOLDERS

Except as otherwise provided by law, these bylaws may be adopted, amended, or repealed by the affirmative vote at a meeting of holders of a majority of the outstanding shares of the corporation entitled to vote.

SECTION 2. BY DIRECTORS

Except as otherwise provided by law, the directors may adopt, amend, or repeal these bylaws.

CERTIFICATE

This certifies that the foregoing is a true and correct copy of the bylaws of the corporation named in the title, and that these bylaws were duly adopted by the board of directors of the corporation on the date set forth below.

Dated: ___JaN 14, 2023___

Signature:  _____, Secretary

Bylaws